Mail Stop 4561

July 14, 2006

VIA USMAIL and FAX (818) 707-1161

Mr. T. Randolph Catanese
Chief Executive Officer
Direct Response Financial Services, Inc.
2899 Agoura Road #115
Westlake Village, CA 91361

> **Re:** **Direct Response Financial Services, Inc.**
> **Form 10-KSB for the year ended 1/31/2005**
> **Filed 5/2/2005**
> **File No. 333-52268**

Dear Mr. T. Randolph Catanese:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant